Exhibit 99.1

NEWS RELEASE

Toronto, October 11, 2017

Franco-Nevada To Release Third Quarter 2017 Results

Third Quarter Results Release:	November 6th before market open
Conference Call and Webcast:	November 6th 10:00 am ET
Dial‑in Numbers:	Toll‑Free: 1‑888‑231‑8191 International: 647‑427‑7450
Webcast:	www.franco‑nevada.com
Replay (available until November 13[t]h):	Toronto: 416‑849‑0833 Toll‑Free: 1‑855‑859‑2056 Pass code: 99470541

For more information, please go to our website at www.franco-nevada.com or contact:

Stefan Axell

Director, Corporate Affairs

416-306-6328

info@franco-nevada.com